Mail Stop 3561

November 9, 2006

Mr. Nolan Bushnell
Chairman and Chief Executive Officer
uWink, Inc.
16106 Hart Street
Van Nuys, CA 91406

>   **Re: uWink, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed September 28, 2006**
>   **File No. 333-137661**

Dear Mr. Bushnell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given the participation of a registered-broker dealer, sales by members of the board of directors, and the size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

<u>Prospectus Summary, page 2</u>

<u>About Us, page 2</u>

2.   On page 2 you state, "[w]e believe our software and hardware components can be used in multiple products, thereby reducing the cost of development, the time to market, and the integration of existing software into additional hardware applications." Please explain here or elsewhere in the document the "software and hardware components" and "multiple products" to which you refer.

3.   Please provide an update of the status of the restaurant discussed on page 2 which was scheduled to open in early October 2006.

<u>Recent Financings, page 3</u>

4.   Please revise the second paragraph under "Recent Financings" on page 3 to delete the reference to "non-cash proceeds." Please clarify that the $131,062 of debt was converted to common shares.

<u>Growth Strategy, page 3</u>

5.   Please summarize the financing you will use to fund your growth strategy.

<u>Risk Factors, page 6</u>
<u>General</u>

6.   Provide a risk factor disclosing that your officers and directors own a controlling interest in the company and therefore will be able to influence matters relating to the election of directors, changes in control and all normal operating decisions.

7.   Provide a risk factor disclosing that you do not have an independent audit committee.

8.   Please revise the carryover risk factor on pages 7-8 to quantify your accumulated deficit.

9.   Please revise the last risk factor on page 14 to provide a range of recent trading prices.

10.   Please revise the risk factor on page 15 to quantify the approximate amount of dilution that would result due to the exercise of the securities offered by this prospectus, assuming conversions at recent trading prices.

11.   Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to uWink, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. It appears that risk factors 3, 15 through 17 and 22 are generic and should be revised, deleted or moved to another section of the prospectus as appropriate. Revise accordingly.

Additional Information About the Company, page 16

Business of the Company, page 16

12.   Please disclose whether the "uWink Game Library" will be used in the uWink restaurants.

13.   Please disclose whether uWink, Inc. will continue to design and develop interactive software platforms for restaurants, bars and mobile devices as it develops its entertainment restaurant concept.

14.   Please expand upon the discussion from the summary and provide an update of the company's efforts to license the SNAP! and Bear Shop intellectual property to third party manufactures in exchange for licensing fees.

Competition, page 18

15.   Please disclose whether your competition includes other restaurants that offer interactive ordering, electronic games and other digital entertainment.

Products and Services, page 19

The uWink Restaurant, page 19

Décor and Atmosphere, page 20

16.   Please define "dynamic projected interior." Please avoid trade and industry jargon, such as "vending solutions."

Directors and Executive Officers, page 25

17.   Where applicable, please indicate which companies mentioned under your directors' and officers' biographies are SEC reporting companies.

18.   If true, indicate that Mr. Bushnell is also a director of Com-Guard.Com, Inc.

19.   If true, indicate that Mr. Rotter is or was a director or officer of Homeseekers.Com Inc.

20.   If true, indicate that Mr. Dumais was an officer of Idokorro Mobile, Inc.

Director and Executive Officer Compensation, page 28

21.   Please revise to disclose any director compensation reflected in the warrants issuable to Mr. Rotter, as described on page 35.

Executive Compensation, page 28

22.   Please revise the introductory paragraph to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company's named executive officers for the fiscal years 2003 through 2005.

Security Ownership of Management and Certain Beneficial Owners, page 32

23.   Please describe any relationship of Tallac Corp. and John Lee to the company, other than as a shareholder.

Certain Relationships and Related Transactions, page 34

24.   Please clarify and update the transactions listed under this section. For example, please provide an update on the "2006 Rotter Note" which was due on October 19, 2006. Also, you state in the last paragraph on page 34 that the note due to Mr. Rotter "is" due April 10, 2006.

25.   Please revise to disclose all transactions covered by Item 404 of Regulation S-B. For example, we note the issuance of securities to John Lee and the Tallac Corporation in March 2006, as described on page 67.

Plan of Operation and Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Plan of Operation – uWink Restaurant, page 36

26.   You state you are using the net proceeds from the private placements to fund capital expenditures. Revise to disclose any material commitments for capital expenditures you may have and the expected sources of funds for such expenditures, in accordance with Item 303(b) of Regulation S-B.

Management's Discussion and Analysis, page 37

Overview, page 37

27.   The purpose of an "Overview" subheading is to provide investors with an executive level introduction of uWink, Inc., its subsidiary, and the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results.  As such, a meaningful introduction would include the following:  the economic or industry-wide factors relevant to the company; a discussion of how the company earns revenue and income; the identity of the company`s primary business lines, location(s) of operations, and principal products and services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. In providing this information, it is important that it not merely duplicate what may be in other parts of the MD&A section or in the Business section of the prospectus. In this regard, consider supplementing this "Overview" section to include an introduction of the industry-wide factors that management views as most relevant to the company. Finally, and to the extent known, provide insight into challenges, risks and opportunities that management is aware of and discuss any actions being taken to address the same. This latter point seems especially significant given the company`s recent change in business. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: http://www.sec.gov/rules/interp/33-8350.htm. See also, Item 303 of Regulation S-B.

28.   On page 38, please expand upon the reasons for the decision to reposition the company as an entertainment restaurant enterprise.

29.   With respect to the restaurant operations, please revise to disclose the current status of your operations, any projected restaurant openings or franchise operations, including estimated costs, and risks and uncertainties associated with any anticipated operations.

Critical Accounting Policies and Estimates, page 38

30.   Revise the discussion of revenue recognition in MD&A and the notes to the financial statements to clarify the terms associated with the licenses to use the games loaded on the terminals, including the duration of the licenses, rights to upgrades or enhancements and rights to other future deliverables.

Results of Operations, page 40

Six months ended June 30, 2006 compared with six months ended June 30, 2005, page 40

31.   Please tell us why you used the three month figure for uncollectible advances to suppliers.

32.   Please explain the decrease in gross profit.

33.   We note your statement on page 41 regarding "the repayment in 2005 of amounts borrowed to fund our pursuit of the assets of Sega Gameworks out of bankruptcy." We also note the company's Form 8-K filed on December 20, 2004. Please disclose here or where appropriate the outcome of the company's bid to purchase the assets of Sega Gameworks out of bankruptcy. Please disclose the total amounts borrowed in your bid attempt and reconcile the $615,000 deposit paid, as disclosed throughout the document, with the amounts disclosed in the related Form 8-K.

Year ended December 31, 2005 compared to year ended December 31, 2004, page 41

34.   Please explain the increase in software licensing revenue from 2004 to 2005.

35.   On page 42 you discuss your gain on settlement of debt. You also addressed these gains in comment 37 of our letter dated October 20, 2004. Please revise to clarify the gains recorded in 2004 were due to over-billed amounts or amounts billed in error with respect to trades payable. Also, please tell us why Stonefield Josephson, your former auditors, settled their payable with you as you do not provide the specific reason in your response letter to us. Tell us why you recorded a payable of $137,500 from DeAmertek Corporation if you had no obligation to the company. Explain to us the process you follow in recording trades payable. Tell us if you record trade liabilities upon receipt of goods, invoice, etc.

Liquidity and Capital Resources, page 42

36.   For the notes payable discussion beginning on page 43, please provide the outstanding balances on each of the notes. Please disclose if you are in default on any of the notes. Please confirm that all material financing arrangements have been filed as material exhibits.

37.   Please update to discuss whether you plan to undertake any material commitments for capital expenditures and if so, the expected sources of funds for such expenditures. Refer to Item 303(b) of Regulation S-B.

38.   Please disclose how long you can currently satisfy your cash requirements.

Cash Position and Sources and Uses of Cash, page 46

39.   You state net cash used in operations as of June 30, 2006 was $520,588 and the increase over the prior period was "primarily attributable to the reduced use of common stock to pay for services in 2006." When common stock is issued for services, cash is not affected. Please revise your disclosure to discuss the actual cash transactions that contributed to the net cash used in operations during the period. Also apply the above comment to your December 31, 2005 discussion of net cash flows from operations.

40.   Revise to clarify the sentence that states $301,799 of accounts receivable was "liquidated." Clarify if you collected payment on the accounts receivable, wrote the balance off, etc. Also, expand your disclosure to provide clarification on the liquidation of inventory and inventory deposits as well. Discuss your accounting treatment for these liquidations.

Market Price and Dividends on Common Stock, page 54

41.   Please provide the source of the high and low bid information.

Selling Shareholders, page 60

42.   We note the reference to a $100,000 promissory note due to Mr. Rotter in footnote 8 on page 62. It appears that warrants are or were issuable to Mr. Rotter as repayment of the promissory note. Please explain how repayment of the promissory note and issuance of warrants after filing of the registration statement to cover resales of underlying common shares is consistent with the private placement exemption claimed for the issuance of the warrants.

43.   We note the statement in footnote 47 on page 65 that Merriman Curhan Ford & Co. is a registered broker-dealer. Please revise here and where appropriate in the prospectus to indicate that the shareholder is an underwriter.

Legal Matters, page 70

44.   Please further identify the circumstances of the issuances to RP Capital.

Financial Statements

45.   Please note the updating requirements of Item 310(g) of Regulation S-B.

Consolidated Statements of Operations, page F-4

46.   Revise the annual and interim financial statements to disclose the nature and
        amount of the major components of selling, general and administrative expenses
        in a note or state them separately on the statement of operations for the periods
        presented.

Statement of Cash Flows, page F-6

47.   Based on the disclosures on page F-22, $143,500 of notes from related parties
        were paid off during the year ending December 31, 2005. However, the statement
        of cash flows reports repayment of advances from related parties of $117,139.
        Revise this statement to separately report payments and proceeds from advances
        from related parties as well as from debt, in accordance with SFAS 95. Also, we
        note the line item called "proceeds from (repayment of) debt, net of conversion
        into common stock." Since a conversion of debt to stock is a non-cash
        transaction, this should not be reflected as cash provided from financing activities;
        rather, it should be reported in the supplement disclosures of non-cash financing
        activities.

Note 1 – Organization and Significant Accounting Policies, page F-7

Property and Equipment, page F-8

48.   Revise to disclose the estimated useful life over which you depreciate the
        computer equipment and related software.

Revenue Recognition, page F-9

49.   Your disclosure does not address whether collectibility of payment must be
        probable before you recognize revenue on your products. Refer to SOP 97-2 and
        revise your disclosure as needed.

50.   We note your disclosure stating you provide post sale support on a case by case
        basis. Tell us how much revenue you earned from post sale support during the
        periods presented. Revise to provide your revenue recognition policy for post
        sale support, if material.

Geographic Area and Major Customers

51.   We note your disclosure in "Customers" on page 22 stating you generated
        approximately 71.5% of revenues from one customer during 2005. We reiterate
        our request from comment 107 of our letter dated October 20, 2004 for you to
        provide the disclosures required by paragraphs 38 and 39 of SFAS 131 regarding

geographic areas and major customers in a note to the financial statements, where material.

Note 3 – Inventory, page F-21

52.	Revise to break-out inventory between raw materials and finished goods for the periods presented.

Note 6 - Due to Related Parties, page F-21

53.	On page F-22 you state the note payable to Mr. McLeod is convertible at $1.75 per share. However, you also state the $50,000 note plus $10,000 in accrued interest was converted into 200,000 shares of common stock. This conversion yields a $0.30 per share conversion price. Please explain to us the reason for this apparent inconsistency and revise your disclosures to provide further clarity.

54.	On page F-22 you state during 2005 the amount outstanding under the Vice President of Marketing's loan was "reduced" by $131,296. Revise to clarify how the note was reduced (e.g. repaid, forgiven, converted….) Also, explain your accounting for this transaction.

Note 7 – Convertible Note Payable, page F-22

55.	In the third paragraph on page F-23 you discuss the conversion of $90,003 of convertible notes and interest into 300,012 shares of common stock. Since you also state the notes can be converted at $1.75 per share, please explain to us why you converted the notes at $0.30 per share. Revise your disclosures as needed to provide clarification

Note 11 – Stockholders' Equity, page F-24

Common Stock, page F-24

56.	Please reconcile the information (i.e. shares, dollar amount and description) disclosed in the Form 8-K filed on March 18, 2005, with the information disclosed in this footnote as the information does not appear to be consistent. Also, the information included in Item 26 for 2004 and 2005 does not appear to agree with some of the information included in this footnote. Revise to provide consistent information in the document.

Note 12 – Stock Options and Warrants, page F-26

Warrants, page F-27

57.   Disclose the total amount of expense recognized as of December 31, 2004 and 2005, for the warrants granted during these periods.

Note 14 – Commitments and Contingencies, page F-28

58.   In "Distribution and Marketing" on page 22 you state, on February 3, 2005, you signed a three year manufacturing and distribution agreement with Bell-Fruit Games, Ltd. Please disclose the status of this agreement. If this agreement was still in effect as of December 31, 2005, revise to discuss the significant terms and conditions of the agreement in the footnotes.

Interim Financial Statements, page F-30

59.   Revise the interim financial statements and notes thereto to conform to the requested changes to the annual financial statements as applicable. Also, revise the Form 10-KSB and Forms 10-QSB as of March 31, 2006 and June 30, 2006 to conform to the requested changes.

Note 10 – Equity, page F-37

60.   You have provided footnote disclosure for the common stock transactions for the three-month period ended June 30, 2006. Revise to disclose all common stock transactions that occurred during the six months ending June 30, 2006. We note the $1.5 million private placement of 5 million shares of common stock on March 3, 2006. Disclose all major terms and conditions of the private placement in the footnotes.

61.   Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants issued in conjunction with the 5 million shares of common stock are to be classified as a liability or equity in the balance sheet. We note the registration rights requires you to file a registration statement that is declared effective by the SEC, within 45 days after the closing date of the agreement, and to keep the registration statement continuously effective for a preset time period, or else you are required to pay liquidated damages. The EITF recently deliberated on the impact of liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19*. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the

meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to classify the warrants as liabilities on the balance sheet. Please address this comment for any other warrants that may have registration rights as well.

62.   The June 30, 2006 balance sheet reports $52,644 of shares to be issued. However, you discuss $59,708 of shares to be issued in the first paragraph of this footnote and in the second paragraph of this footnote you disclose even more shares to be issued. Please reconcile the amounts disclosed as shares to be issued in this footnote with the amount reported on the balance sheet.

Note 11 – Stock Options and Warrants, page F-38

Stock Options, page F-38

63.   Revise to disclose the following with respect to paragraph A240 of SFAS 123(R):
   * the total weighted-average remaining contractual term of options outstanding in accordance with paragraph d(1),
   * the weighted-average exercise price, weighted-average remaining contractual term and aggregate intrinsic value of the options currently exercisable in accordance with paragraph d(2),
   * the disclosure requirements of paragraph b(2), c(2), h, i, j, and k, as applicable.

64.   In the Form 10-QSB as of March 31, 2006, many of the above disclosures appear to be missing as well as various other disclosure requirements including aggregate intrinsic value for the shares outstanding as of March 31, 2006. Please review the disclosure requirements of SFAS 123(R) and revise note 11 of the Form 10-QSB as of March 31, 2006 as needed.

65.   In note 11 of the Form 10-QSB as of March 31, 2006, some of the assumptions disclosed for the Black Scholes calculation (for the 400,000 options granted on February 10, 2006) are different from the assumptions disclosed in this footnote. Please explain to us the reason for the difference and revise the appropriate document as needed.

Warrants, page F-40

66.   Revise page F-41 to discuss the warrants issued during the six month period ending June 30, 2006, as opposed to the three month period. Also disclose the total amount of warrant expense that was recognized in the statement of operations for the periods presented in the interim financial statements.

Note 13 – Commitments and Contingencies (Leases), page F-42

67.   Disclose the total rent expense recorded for the periods presented in the statement of operations, in accordance with SFAS 13.

Item 26. Recent Sales of Unregistered Securities, page 72

68.   Please revise to provide all of the information required by Item 701(b) of Regulation S-B, including identification of the persons or class of persons who purchased your securities.

During 2005, page 75

69.   On page 75, you refer to three instances where the company issued stock to Mr. James Stepanian as a financial penalty for failing to register common stock held by Mr. Stepanian. Please elaborate on this statement. Please revise to identify the circumstances under which Mr. Stepanian received the common stock that was not registered.

Item 28. Undertakings, page 79

70.   Please add the undertakings required by Items 512(a)(4) of Regulation S-B or explain why they are not required.

Exhibit 5.1 - Legality Opinion

71.   Please revise your legality opinion to indicate that opinion opines upon Utah law including the Utah Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

72.   Also, please revise to separately identify the shares underlying each security "to be issued to and sold by certain selling shareholders upon the exercise of certain warrants."

Exhibit 23

73.   A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

Exchange Act Filings

74.   Please revise your Form 10-KSB for the year ended December 31, 2005 and your Forms 10-QSB for the periods ended March 31, 2006 and June 30, 2006 to comply with the comments issued on the Form SB-2, as applicable.

Forms 10-QSB as of March 31, 2004, June 30, 2004 and September 30, 2004 filed
on July 20, 2006

75.   You state the independent accountants have not reviewed the unaudited
        consolidated financial statements for the three months ending March 31, June 30,
        and September 30, 2003 in each of the Forms 10-QSB referenced in our heading
        directly above. Item 310(b) of Regulation S-B states interim financial statements
        included in quarterly reports on Forms 10-QSB must be reviewed by an
        independent public accountant. Tell us why you believe the financial statements
        included in these Forms are in compliance with this Item. Tell us if you have
        plans for the accountants to review these financial statements and if not, why not.

Form 10-QSB as of March 31, 2006 filed on May 15, 2006

76.   You state the independent accountants have not reviewed the unaudited
        consolidated financial statements for the three months ended March 31, 2005. We
        also note the March 31, 2005, financial statements included in the Form filed May
        15, 2006, do not agree with the restated financial statements included in the Form
        10-QSB as of March 31, 2005, filed on August 1, 2006. However, the financial
        statements included in the Form filed May 15, 2006, agree with the ones included
        in the Form 10-QSB as of March 31, 2005, filed on May 23, 2005, which are pre-
        restatement. Please explain the reason for the apparent inconsistency. Also,
        please tell us how the un-reviewed financial statements comply with Item 310(b)
        of Regulation S-B.

        As appropriate, please amend your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, who supervised the review of your filing, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Peter Hogan, Esq.
    Fax (310) 208-1154